787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 8, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey Riedler

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-6010

Re:	Virtual Radiologic Corporation

(File No. 333-136504)

Dear Mr. Riedler:

On behalf of Virtual Radiologic Corporation, a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Registration Statement (the “Registration Statement”) in respect of the initial public offering of shares of its common stock, contained in your letter, dated October 11, 2006, to Dr. Sean Casey, President and Chief Executive Officer of the Company. On behalf of the Company, we hereby submit to the Commission Amendment No. 2 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response. We have marked the enclosed Amendment, and references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

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1.	Comment: We note your response to comment 3. Please note, we will need additional time to review your Form of Underwriting Agreement, Management Services Agreements, Professional Services Agreements, Fujifilm licensing agreement and legal opinion once they have been filed. We may have significant comments once we have had an opportunity to review them.

Response: The Company respectfully acknowledges the Staff’s comment.

NEW YORK        WASHINGTON, DC        PARIS        LONDON        MILAN         ROME        FRANKFURT        BRUSSELS

February 8, 2007

2.	Comment: We note your response to comment 7 but do not agree that that the second highest market share and the number of radiologists and locations your principal competitor has is sufficient to support your claim that you have the largest number of U.S.-based affiliated radiologists dedicated to the practice of teleradiology. Please provide additional materials supporting this claim or remove it from your document.

Response: The Company has revised the disclosure throughout the prospectus in response to the Staff’s comment.

3.	Comment: We note your response to comment 10. However, you have only provided a discussion of your losses for the six months ended June 30, 2006. Please revise to include disclosure of net income or losses for each period for which you have disclosed your revenues.

Response: The Company has revised the disclosure on page 1 in response to the Staff’s comment.

4.	Comment: Please revise your statements that you are a leading provider of teleradiology services to state that you are the second largest provider of teleradiology services in the U.S. and attribute the statement to the Frost Report and Piper Report.

Response: The Company has revised the disclosure throughout the prospectus and attributed this statement to the Frost Report in response to the Staff’s comment.

5.	Comment: We note your response to prior comment 8. However, your reference to brand name is not supported by accreditation or the award you listed. Unless studies in branding have been conducted which reveal a “solid” brand name and reputation, you should delete this reference from the filing. Furthermore, while we agree with your assessment that quality of care is largely determined by the professionals you utilize, we do not believe that the schools and/or residency programs attended by your radiologists necessarily mean that the radiologist provides high quality care. You should delete such references in the filing.

Response: The Company has revised the disclosure on pages 2 and 64 in response to the Staff’s comment. In addition, the Company respectfully submits that it believes that its services and technology enable its customers to provide a high quality of medical care to their patients. The Company believes that its ability to provide “high quality” patient care is supported by the high rate of renewal for its customer contracts. Since the founding of the Company and as of December 31, 2006, out of 420 times that the customer contracts have reached the end of their term and were eligible for renewal, only five contracts have not been renewed. This represents a rate of renewal of 98.8%. The Company’s principal competitor, Nighthawk Radiology Holdings, Inc. (“Nighthawk”), reported in its Form 10-K for the year ended December 31, 2005 (File No. 000-51786), that since its inception more than 97% of its contracts up for renewal have been renewed. The Company’s belief that its services and technology enable its customers to provide high quality patient care is supported by the high rate of renewal of its customer contracts. Based upon the foregoing, the Company believes that its customer retention rate, which is 98.8%, supports its belief that the Company’s services and technology enable its customers to provide high quality patient care.

February 8, 2007

6.	Comment: We note the additional disclosure you have provided in response to prior comment 15. You should name your competitors explicitly. In your disclosure, you have not stated that Nighthawk has stronger brand recognition than you do. You should also include this as a competitive advantage possessed by a competitor. If your competitors have any other advantages relative to the company, please include those advantages.

Response: The Company has revised the disclosure on pages 10 and 73 in response to the Staff’s comment. Except as described in the Amendment, the Company does not believe that its competitors have any other advantages relative to the Company.

7.	Comment: We note your response to prior comment 11. However, you should explain that if costs increase when revenues are fixed, your profitability will decrease (or your losses will increase).

Response: The Company has revised the disclosure on page 21 in response to the Staff’s comment.

8.	Comment: We acknowledge your response to our previous comment 38. However, we continue to believe that selected financial data for the last five fiscal years or for the life of the registrant and its predecessors, if less, are required. Although this information does not need to be audited, please ensure that all reasonable adjustments are reflected to present any predecessor information in conformity with GAAP. As noted in the Instructions to Item 301 you should briefly describe, or cross-reference to a discussion thereof, factors that materially affect the comparability of the information reflected in selected financial data. If the amounts for 2001 are nominal, please disclose this fact in a footnote to selected financial data.

Response: The Company has revised the disclosure on pages 33-35 in response to the Staff’s comment.

9.	Comment: We acknowledge your response to our previous comment 39 and do not believe that you have demonstrated the special nature of your identified reconciling items and why these non-GAAP measures are meaningful to investors. We continue to observe that your EBITDA presentation does not meet the exclusion from the requirements of Item 10(e) of Regulation S-K as a liquidity measure because it is not disclosed as a covenant in a material credit agreement. Please remove your EBITDA and adjusted EBITDA presentations from your filing or advise us further.

Response: The Company has revised the disclosure throughout the prospectus in response to the Staff’s comment.

10.	Comment: Your revised disclosure in response to our previous comment 40 continues to indicate that actual future results could differ materially from current estimates. Please revise your disclosure to indicate the impact of reasonably likely changes in your estimates on financial condition, results of operations and liquidity.

February 8, 2007

Response: The Company has revised the disclosure on page 45 in response to the Staff’s comment.

11.	Comment: Your disclosure in response to our previous comment 41 continues to imply the use of an independent valuation specialist used to assist you in determining the fair value of your preferred and common stock. Please name the independent valuation specialist, provide the expert disclosures and consents or revise your disclosure to remove your discussion of the use of an independent valuation report. Please disclose whether the valuations used to determine the fair value of the equity instruments was contemporaneous or retrospective.

Response: The Company has revised the disclosure on page 46 and throughout the Amendment in response to the Staff’s comment. The Company also respectfully submits to the Staff that the independent valuations were performed on a retrospective basis for the reports dated as of December 31, 2005 and March 31, 2005, and on a contemporaneous basis for the reports dated as of June 30, 2006 and September 30, 2006.

12.	Comment: We note your response to comment 28. Please revise to discuss the payment terms. Do you pay Fujifilm royalties, a flat annual rate or a one time fee. Please disclose the payments made to date to Fujifilm.

Response: The Company has revised its disclosure on pages 78-79 in response to the Staff’s comment.

13.	Comment: In prior comment 36, we had requested that you estimate proceeds for each subcategory within general corporate purposes that you detail. Please include this information.

Response: The Company has revised its disclosure on page 29 in response to the Staff’s comment.

14.	Comment: We note your response to comment 50 and reissue the comment. Please disclose the payments made under the management, license and service agreements. A cross reference to the financial statements is not sufficient.

Response: The Company has revised its disclosure on page 99 in response to the Staff’s comment.

15.	Comment: Please explain to us what appears to be the use of an “overall discount” as indicated in your response to our previous comment 57. It appears from your disclosure on page 47 that this factor may relate to the liquidity of your stock. If so, please explain to us why this factor is not included in the marketability discounts already applied in the valuation reports of your independent valuation specialist. In addition, please also explain why the December 31, 2005 Series A preferred stock range presented in your response does not agree with the range indicated in the valuation report.

February 8, 2007

Response: We advise the Staff that the Company respectfully submits that the overall discount, as applied by the Company’s Board of Directors, is meant to account for the lack of liquidity of the Company’s stock. The ranges of fair market value provided in the valuation reports, which were supplementally provided to the Staff, assume free marketability and as such no discount has been applied in these reports. We also advise the Staff that simultaneously with the filing of the Amendment, the Company is supplementally providing the Staff with the final version of the valuation report dated as of December 31, 2005. The Company respectfully submits to the Staff that final version of the December 31, 2005 valuation report reflects a valuation range of the Series A Preferred Stock of $11.70 to $14.31, with a midpoint of $13.01, an overall discount of 15% and a determined value of $11.05, which correlates to the range indicated in the final version of the valuation report.

16.	Comment: Please furnish the memorandum provided in response to our previous comment 58 as correspondence on EDGAR.

Response: We respectfully advise the Staff that a description of Company’s accounting under FIN 46 is included throughout the Amendment. The memorandum prepared by the Company and supplementally provided to the Staff includes information that the Company believes to be confidential and as a result, the memorandum, a copy of which is attached hereto as Exhibit A, will be filed with the Commission as correspondence via EGDAR with portions omitted pursuant to a request for confidential treatment.

17.	Comment: It is unclear from your response to our previous comment 58 whether and how you expect to receive a majority of any returns of the Affiliated Medical Practices. Please revise your disclosure to specifically indicate why you consolidate your Affiliated Medical Practices under paragraph 14 of FIN 46R. In this regard specifically indicate whether you will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. In addition, please clarify your disclosure to indicate how the provisions of your management agreements support your assessment.

Response: The Company has revised its disclosure on pages 41 and 42 in response to the Staff’s comment.

18.	Comment: We acknowledge your response to prior comment 54 and 58. Please explain to us your basis for presenting consolidated financial statements for the entire year ended December 31, 2004. Please provide us your analysis with reference to the authoritative literature that supports your presentation. Include in your response the owners, their ownership percentage of each entity from inception through July 1, 2004 and how the conversion ratio was determined when VRC was capitalized in 2004. Also, please expand your disclosure to clarify the entities included in the financial statements presented for the year ended December 31, 2003.

February 8, 2007

Response: We advise the Staff that the Company respectfully submits that FIN 46R must be adopted by public companies no later than the end of the first interim or annual reporting period ending after March 15, 2004. The Company concluded that the adoption of FIN 46R on January 1, 2004, was appropriate given its intention to become a registrant. While no formal management agreements were in place between the Company and the variable interest entities between January 1, 2004 and June 30, 2004, the intentions of the Company’s management were clear with respect to its planned operations, which included facilitating compliance with the laws regarding the corporate practice of medicine in the jurisdictions in which the Company conducts its business. In order to facilitate compliance with such laws, the Company entered into agreements with the Affiliated Medical Practices effective as of July 1, 2004. In accordance with FSP No. FIN 46R–5, the Company determined that it had an implicit variable interest since the inception of the Company because the intent of the Company was to protect an owner in the variable interest entities from absorbing loses incurred by that entity. In addition, the Company determined that for entities that had not yet applied the provisions of FIN 46R, the guidance in FSP No. FIN 46R–5 is required to be applied in accordance with the effective date and transition provisions of FIN 46R. Based upon the foregoing, the Company determined that the adoption of FIN 46R on January 1, 2004 was appropriate.

In addition, we advise the Staff that Virtual Radiologic Consultants, LLC (“VRC, LLC”) was formed by three physicians on May 25, 2001. During 2004, VRC, LLC merged into a newly formed entity, Virtual Radiologic Professionals PLC, which was owned by two of the initial physician owners of VRC, LLC and two additional physicians, and subsequently merged into VRP. VRC’s predecessor was incorporated on October 24, 2003 by the same four physicians that founded and hold all of the membership interests in VRP and VRC’s predecessor began operations on July 1, 2004. Two of the physician owners of VRP are also officers and directors of VRC. The initial four physician owners of VRP continue to hold 100% of the membership interests of that entity. In addition, those four physicians also hold approximately 53% of the Company’s common stock on a fully diluted basis.

19.	Comment: Please revise your disclosure to indicate your policy for the recognition of revenue for your licensing and associated services activity indicated on pages 38 and 69.

Response: We advise the Staff that the Company respectfully submits it has not yet begun recognizing revenue under any licensing or associated services activity indicated on page 40 of the Amendment. Further, the Company respectfully submits that it does not believe any revenue recognized under such agreements will be material in the near future. As such, the Company believes that its revenue recognition policies related to such licensing and associated services activity agreements is not material. The Company has revised its disclosure on page 40 based upon the foregoing and in response to the Staff’s comment.

20.	Comment: We are considering your response to our previous comment 62 in connection with our comments on the presentation of your basic financial statements. It appears that your financial statements presented prior to July 1, 2004 include the operations of VRP, yet you appear to include only the shares issuable since the formation of VRC in your earnings per share computations. Please explain to us how this presentation provides meaningful earnings

February 8, 2007

per share information to investors considering, for example, that it appears that your 2003 earnings per share information includes 12 months of operating activity in the numerator and only slightly more than two months equity activity in the denominator. Please reference for us the authoritative literature you relied upon to support your position.

Response: We respectfully advise the Staff that the Company has revised the weighted average common shares outstanding and the weighted average earnings per share computations for the years ended December 31, 2002 and December 31, 2003 in response to the Staff’s comment. The calculations as presented throughout the Amendment include twelve months of activity in both the numerator and the denominator.

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Should you have any questions regarding the foregoing or should you need further information, please call Daniel D. Rubino, Mark A. Cognetti or the undersigned at (212) 728-8000.

Very truly yours,

/s/ Corby J. Baumann

Corby J. Baumann

cc:	Mark Brunhofer
Zafar Hasan
Sean Casey, M.D., Virtual Radiologic Corporation
Richard J. Sandler, Davis Polk & Wardwell
Maurice Blanco, Davis Polk & Wardwell
Daniel D. Rubino, Willkie Farr & Gallagher LLP
Mark A. Cognetti, Willkie Farr & Gallagher LLP

Exhibit A

[Virtual Radiologic Corporation letterhead]

Subject:

Financial Accounting Standards Board (FASB) Implementation Number (FIN) 46R: Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.

Background:

Under accounting principles generally accepted in the United States of America (“GAAP”), a company must consolidate any entity in which it has a “controlling financial interest.” Historically, this meant use of a voting interest model which defined “controlling financial interest” as ownership of more than 50 percent of the entity’s voting interests. FIN 46R makes two critical changes: it defines when a company should base “controlling financial interest” on factors other than voting rights, and requires that a new “risk and rewards” model be applied in these situations. Consequently, GAAP now prescribes two accounting models for consolidation:

Voting interest model: This model is applicable where the investor who owns more than 50 percent of an entity’s voting interests consolidates.

Risk and rewards model: This model is applicable where the party who participates in the majority of the entity’s economics consolidates. This party could be an equity investor (but is not necessarily so), some other capital provider, and / or a party with certain contractual arrangements.

In conjunction with these two models, the FASB defined a variable interest entity (“VIE”) as an entity that is subject to the risk and rewards model as defined by FIN 46R.

While an entity subject to the voting interest model is often easy to identify, an entity is considered a VIE if it possesses one of the following characteristics:

Entity is thinly capitalized: This occurs when residual equity holders do not provide a sufficient amount of equity necessary to support the entity’s operations. As such, any voting power legally attributed to these equity holders is irrelevant in determining who should consolidate the entity.

Residual equity holders do not control the entity: The FASB determined that voting rights should be ignored if the residual equity holder cannot control the entity’s destiny.

Equity holders do not participate fully in an entity’s residual economics: If contractual arrangements shield equity holders from losses associated with the entity’s predominant risks, or when such arrangements cap the return on equity or allow these returns to be shared with other parties, voting rights should be ignored in deciding who consolidates.

The entity was established with non-substantive voting interests: An entity must determine if the distribution of economic benefits arising from an entity is proportionate with equity ownership and voting rights. If this is not the case, an enterprise must determine whether substantially all of the entity’s activities are conducted on behalf of a party whose voting rights are disproportionately low relative to its economic interest. When both conditions are present, the entity is deemed a VIE and is subject to the risk and rewards model.

Once an entity has met one or more of the four conditions outlined above, it qualifies as a VIE. Under FIN 46R, the party exposed to the majority of the risks and rewards associated with the VIE is named its primary beneficiary and it must consolidate the entity.

[Virtual Radiologic Corporation letterhead]

Relevance to Virtual Radiologic Corporation:

Virtual Radiologic Consultants, LLC (“VRC, LLC”) was formed by three physician owners on May 25, 2001. During 2004, VRC, LLC merged into a newly formed entity owned by two of the initial physician owners and two additional physician owners, Virtual Radiologic Professionals PLC, and subsequently merged into Virtual Radiologic Professionals, LLC, (“VRP”). These four physician owners of VRP provide or have provided teleradiology services to VRC, LLC and VRP. VRP provides, and VRC, LLC provided, teleradiology services (“reads”) to radiology practices, hospitals, clinics and diagnostic imaging centers throughout the United States.

Virtual Radiologic Consultants, Inc. (now known as Virtual Radiologic Corporation) (“VRC”) was formed on October 24, 2003, by the same four physician owners of VRP and began operations on July 1, 2004, as a Minnesota corporation. On May 2, 2005, VRC re-incorporated in Delaware under the same name. On January 1, 2006, VRC changed its name to Virtual Radiologic Corporation. Two of the physician owners of VRP are also officers and directors of VRC.

VRC entered into a management agreement with VRP on July 1, 2004, to provide non-medical services, staffing and facilities to VRP and to the licensed radiologists who contract with VRP. In exchange, VRC received a management fee in accordance with a management agreement between VRC and VRP. The management agreement’s initial term expired on June 30, 2014, with an option by both parties to renew through June 30, 2019. The above structure and related agreements were established to facilitate compliance with the corporate practice of medicine laws of the various states in which the Company (as defined below) operates.

On January 1, 2006, six new entities were formed including Virtual Radiologic Professionals of California, P.A.; Virtual Radiologic Professionals of Illinois, P.A. (subsequently merged into the Virtual Radiologic Professionals of Illinois, S.C.); Virtual Radiologic Professionals of Michigan, P.A. (subsequently merged into Virtual Radiologic Professionals of Michigan, P.C.); Virtual Radiologic Professionals of Minnesota, P. A.; Virtual Radiologic Professionals of New York, P. A.; and Virtual Radiologic Professionals of Texas, P.A. (referred to collectively as “Professional Corporations”). Each of these entities is a professional corporation with one shareholder, who is also an officer and a director of VRC, and an owner of VRP. The Professional Corporations were formed as the Company’s business expanded to facilitate compliance with the corporate practice of medicine laws in the states in which they conduct business. VRP and the Professional Corporations are referred to collectively as the “Affiliated Medical Practices.” Also on January 1, 2006, the terms of the management agreement were amended as a result of VRP no longer holding customer contracts but continuing to contract with licensed radiologists. VRP incurs all independent contractor compensation expense for the licensed radiologists with whom it contracts. In addition, VRP incurs all expense related to the professional malpractice insurance it purchases on behalf of these independent contractors. As a result of assignments effective January 1, 2006, the Professional Corporations hold the customer contracts to provide teleradiology services to customers in the states in which a general business corporation cannot contract for medical services. All other customer contracts were transferred from VRP to VRC, an entity under common control. The terms of the management agreements, as amended, provide that VRC and the Professional Corporations reimburse VRP for their share of independent contractor compensation expense and professional malpractice insurance expense. In addition, the management contracts stipulate that the Affiliated Medical Practices are charged a management fee by VRC for providing non-medical services, staffing, and facilities to the Affiliated Medical Practices. On an annual basis, VRC and the Affiliated Medical Practices review and renegotiate fees payable under these management agreements.

[Virtual Radiologic Corporation letterhead]

The following diagram is a visual description of the structure effected January 1, 2006 between VRC and the Affiliated Medical Practices.

[INFORMATION SUBJECT TO AN APPLICATION FOR CONFIDENTIAL TREATMENT]

The remainder of this analysis will focus on the structure as outlined above, although the conclusions reached herein are applicable to all of the various structures applied since the formation of VRC during 2003.

The structure outlined above was created by VRC for purposes of facilitating compliance with Corporate Practice of Medicine laws in the states in which VRC conducts business. The organizations bear the following characteristics:

•

VRC and the Affiliated Medical Practices are independent contractors of each other. As a result, neither is the employee or employer of the other. The agreements between the entities do not create or constitute a partnership, joint venture, or any other business arrangement or organization.

•

VRC owns the proprietary information technology infrastructure and related intellectual property necessary to receive and distribute Radiologic images to the properly licensed and credentialed physicians and to receive and transmit diagnostic reports to the proper facility.

•	VRC participated significantly in the creation of the Affiliated Medical Practices.
•	VRP has four physician owners. Each of these owners is a shareholder in VRC. Collectively these owners own approximately 57% of VRC on a fully diluted basis.
•

Each of the Professional Corporations listed above has one owner. This owner also owns approximately 44% of VRC on a fully diluted basis and is its current Chief Executive Officer, President and Chairman of the Board of Directors.

•	VRC maintains all customer contracts for the states listed above.
•

VRC performs management services on behalf of the Affiliated Medical Practices. These services include, but are not limited to, legal, accounting, physician relations, sales and marketing, information technology, and licensing and regulatory compliance. VRC collects management fees, which takes into consideration a license fee for use of VRC’s proprietary technology, from the Professional Corporations for management services performed. Management fees due from VRP are exchanged for partial consideration of the fees due to VRP from VRC for their share of independent contractor physician compensation and medical malpractice insurance.

•

All independent contractor physician contracts are maintained by VRP. VRP pays all independent contractor physician compensation and medical malpractice insurance on behalf of these independent contractor physicians.

•

The Professional Corporations were established to hold customer contracts in states in which a general business corporation cannot contract for medical services. The Professional Corporations reimburse VRP for their share of independent contractor physician compensation and malpractice insurance. In addition they pay a management fee to VRC for the provision of, among other things, legal, accounting, physician relations, sales and marketing, information technology, and licensing and regulatory compliance.

In order to determine the relevance of FIN 46R to the business structure of VRC and its related Affiliated Medical Practices, as outlined above, the following analysis was performed:

Step 1: Determine if FIN 46 applies to the reporting enterprise.

A. Is the counterparty an entity?

FIN 46R, paragraph 3 defines an entity as any legal structure used to conduct activities or to hold assets.

[Virtual Radiologic Corporation letterhead]

•	The Affiliated Medical Practices are each separate legal structures that may hold assets and are considered entities under the definitions established in FIN 46R.

B. Is the entity eligible for a scope exception?

Under the principles established in FIN 46R, a reporting entity can be exempt from performing an evaluation of the entity in question to determine if it should be consolidated. This exemption is referred to as a “Business Scope Exception.” In order to be considered for this exception, an entity must first qualify as a business. FIN 46R defines a business as a self-sustaining integrated set of activities and assets conducted and managed for providing a return to investors. A business consists of inputs, processes applied to those inputs, and resulting outputs that are used to generate revenues. For a set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to conduct normal operations, which include the ability to sustain a revenue stream by providing its outputs to customers.

•

The Affiliated Medical Practices were established for the purpose of facilitating compliance with the corporate practice of medicine laws in the states in which it operates. VRC provides all of the operational infrastructure to the Affiliated Medical Practices, including but not limited to accounting and legal services, sales personnel, physician relations, and information technology infrastructure. Without the operational support of VRC, the Affiliated Medical Practices would not be able to function as businesses. As a result, although VRC does not control or direct the scope of medical services provided by VRP, the contractual arrangements between VRC and the Affiliated Medical Practices effectively pass through profits to VRC. As a result of the above analysis and considerations, the Affiliated Medical Practices do not meet the definitions of a business and can not be considered for a Business Scope Exception.

[Virtual Radiologic Corporation letterhead]

C. Does the reporting enterprise have a variable interest in the entity?

A variable interest results from an economic arrangement that gives an enterprise the right to the economic risks and / or rewards of the entity, or its variability. A variable interest is a contractual arrangement or other agreement that does not give rise to or create variability in the fair value of the entity’s net assets and operations; rather, it absorbs or has rights to some or all of that variability. Under the provisions of FIN 46R, examples of variable interests in the entity include certain “decision-maker fees” and “other service contracts.” FIN 46R notes that some service contracts are variable interests because they are designed in a manner that enables a service provider to absorb the entity’s variability. A reporting enterprise that has the contractual right to make decisions that significantly impact the success of the entity is referred to as a decision maker. In accordance with the provisions of FIN 46R, such a contractual arrangement is viewed as a variable interest unless certain conditions are met.

•

Under the terms of the management agreements among VRC and the Affiliated Medical Practices, VRC has the contractual right to make decisions that significantly impact the financial results of the Affiliated Medical Practices and in substance that right represents a controlling financial interest. As a result, VRC is considered a “decision-maker,” a service for which VRC earns fees.

Paragraph B18 of FIN 46R establishes criteria used to evaluate whether the contractual arrangement with VRC is a variable interest in the Affiliated Medical Practices. Generally, decision maker fees do represent variable interests in an entity unless those fees have all the characteristics of a hired service provider or an employee relationship. FIN 46R states that if all four of the following characteristics are present, the decision-maker fees are not variable interests:

1.	The fees are compensation for services provided and are commensurate with the level of effort required to provide those services.

¡

The management agreement between VRC and the Affiliated Medical Practices includes terms that are not necessarily present in arrangements for similar services negotiated at arms length. The agreement is intended to result in effectively all of the losses or returns being passed from the Affiliated Medical Practices to VRC and the fees are therefore considered large relative to the total amount of the variable interest in the Affiliated Medical Practices’ expected return, as is the variability of those fees, including the technology license fee. These characteristics would indicate that the fees are not compensation for services provided, nor are they commensurate with the level of effort required to provide those services.

2.	The fees are at or above the same level of seniority as other operating liabilities of the entity that arise in the normal course of business, such as trade payables.

¡

The fees generated in these management and services agreements are at a lower level of seniority than other operating liabilities generated by the Affiliated Medical Practices, such as independent contractor compensation liabilities and medical malpractice insurance liabilities.

[Virtual Radiologic Corporation letterhead]

3.	Except for the fees described in the first two conditions, the decision maker and the decision maker’s related parties do not hold interests in the variable interest entity that individually, or in the aggregate, would absorb more than a trivial amount of the entity’s expected losses or receive more than a trivial amount of the entity’s expected residual returns.

¡

The fees described in the preceding two conditions represent effectively all of the expected losses or returns of the Affiliated Medical Practices. As a result, VRC absorbs more than a trivial amount of the Affiliated Medical Practices’ returns.

4.	The decision maker is subject to substantive kick-out rights, as that term is described in paragraph B20 of FIN 46.

¡	No kick-out rights exist that would allow the decision maker fees to be considered other than variable interests.

As a result of the analysis above, the fees paid to VRC by the Affiliated Medical Practices do not meet these definitions and they are therefore considered variable interests as defined by FIN 46R.

Step 2: Determine if the entity is a Variable Interest Entity (“VIE”).

The overriding objective of FIN 46R is to identify those entities for which voting interests are not effective in determining whether the holder of the voting interests or another party has a controlling financial interest in the entity. FIN 46R assumes that the voting equity holders do not have traditional control if:

•	the entity is thinly capitalized (the equity is not sufficient to fund the entity’s activities without additional subordinated financial support); or

•	the equity holders as a group have one or more of the following four characteristics:

¡	they lack the rights to make significant decisions about the entity’s activities
¡	they possess non-substantive voting rights
¡	they fail to absorb the entity’s expected losses; or
¡	they fail to receive the entity’s expected residual returns.

Entities that have one of the characteristics outlined above are considered VIEs as defined by FIN 46R. The Affiliated Medical Practices are thinly capitalized and have not historically funded their activities without the financial support of VRC. The equity holders of the Affiliated Medical Practices also lack the rights to make significant decisions, with the exception of rendering medical judgements, about the entity’s activities, have non-substantive voting rights, fail to absorb the entity’s expected losses and fail to receive the entity’s expected residual returns as substantially all of the returns are absorbed by VRC. As a result, the Affiliated Medical Practices are VIEs as defined by FIN 46R.

[Virtual Radiologic Corporation letterhead]

Step 3: Determine which enterprise is the primary beneficiary.

A.	Identify all other enterprises that hold variable interests in the VIE

There are no other enterprises that hold any variable interests in the Affiliated Medical Practices. VRP was created for the purpose of facilitating compliance with the corporate practice of medicine laws in the various states in which VRC operates. The only business relationship the Affiliated Medical Practices have is the contractual relationship that exists with VRC. There are no other independent assets, liabilities or operations generated or maintained within the Affiliated Medical Practices. As a result, substantially all of the activities of the Affiliated Medical Practices (greater than 90%) effectively benefit VRC. We also considered the relationship among VRC and its shareholders, which includes the owners of the Affiliated Medical Practices, all of whom were involved in the design of the Affiliated Medical Practices. As VRC is exposed to the majority of either the residual losses or returns, we concluded that this consideration also results in VRC being the primary beneficiary.

B.	Combine all variable interest with the variable interests that are held by related parties.

As a result of the qualitative analysis performed above, a quantitative analysis was not considered necessary.

C.	Identify the primary beneficiary of a VIE

The primary beneficiary of the Affiliated Medical Practices as VIEs is VRC.

D.	Determine which member of the related party group (if any) should consolidate by identifying the party that is most closely associated with the VIE.

As a result of the above, VRC should consolidate the Affiliated Medical Practices as VIEs under the definitions and provisions of FIN 46R.

Step 4: Consolidate and disclose the entity.

A.	Determine the initial measurement and accounting for the consolidation of the entity.

FIN 46R incorporates existing accounting principles governing transactions among parties under common control. Paragraph 19 of FIN 46R indicates that if the primary beneficiary of a variable interest entity is under common control with the variable interest entity, the primary beneficiary shall initially measure the assets, liabilities, and non-controlling interests of the variable interest entity at the amounts at which they are carried in the accounts of the enterprise that controls the variable interest entity (or would be carried if the enterprise issued financial statements prepared in conformity with GAAP). The paragraph requires that there be no step-up in the value of the VIE’s assets and liabilities if the primary beneficiary and VIE are under common control. This guidance is applicable to VRC and the Affiliated Medical Practices, as they are under common control and this method will be applied in the consolidation of VRC and the Affiliated Medical Practices.

B.	Perform accounting after the initial consolidation

Paragraph 22 of FIN 46R indicates that the principles of consolidated financial statements in ARB 51 apply to the primary beneficiary’s accounting for consolidated variable interest entities. After the initial measurement, the assets, liabilities, and non-controlling interests of a consolidated variable interest entity

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shall be accounted for in consolidated financial statements as if the entity were consolidated based on voting interests. Any specialized accounting requirements applicable to the type of business in which the variable interest entity operates shall be applied as they would be applied to a consolidated subsidiary. The consolidated enterprise shall follow the requirements for elimination of inter-company balances and transactions and other matters described in paragraphs 6-15 of ARB 51 and existing practices for consolidated subsidiaries. Fees or other sources of income or expense between a primary beneficiary and a consolidated variable interest entity shall be eliminated against the related expense or income of the variable interest entity. The resulting effect of that elimination on the net income or expense of the variable interest entity shall be attributed to the primary beneficiary (and not to non-controlling interests) in the consolidated financial statements. These principles will be applied to the consolidated financial reporting of VRC and the Affiliated Medical Practices.

C.	Prepare appropriate disclosures

Paragraph 23 of FIN 46R indicates that in addition to disclosures required by other standards, the primary beneficiary of a variable interest entity shall disclose the following (unless the primary beneficiary also holds a majority voting interest):

a.	The nature, purpose, size, and activities of the variable interest entity.
b.	The carrying amount and classification of consolidated assets that are collateral for the variable interest entity’s obligations.
c.	Lack of recourse if creditors (or beneficial interest holders) of a consolidated variable interest entity have no recourse to the general credit of the primary beneficiary.

Non-public entities are required to adopt FIN 46R no later than the beginning of the first annual reporting period beginning after December 15, 2004 if the variable interest was created prior to December 31, 2003. If the variable interest was created subsequent to December 31, 2003, a non-public entity is required to adopt FIN 46R from the first date the enterprise become involved with the variable interest entity. As a result of the operating structure discussed herein, VRC (as a non-public entity) would be required to adopt FIN 46R no later than December 31, 2004 because the inception of the original management agreement occurred in July, 2004, VRC and VRP were created prior to December 31, 2003, and December 31, 2004 represents the first reporting period subsequent to the inception of that agreement. The principles of FIN 46R are applicable to the Professional Corporations beginning on January 1, 2006, which was the date those entities were created.

The principles of FIN 46R will be applied to the consolidated financial reporting of VRC and the Affiliated Medical Practices effective December 31, 2004.

Step 5: Determine if a reconsideration event has occurred which could change the status of a VIE.

No reconsideration events have occurred which would change the status of the VIEs. VRC will continue to evaluate potential future reconsideration events that may impact the status of the Affiliated Medical Practices as VIEs.

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Step 6: Determine if a reconsideration event has occurred which could change the status of the primary beneficiary of a VIE.

No reconsideration event has occurred which would change the status of the primary beneficiary of the VIEs. VRC will continue to evaluate future events that may impact the status of it being the primary beneficiary of the Affiliated Medical Practices.